FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For August 16, 2003
Commission File Number: 0-30868
                        -------

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F [ X ]                                    Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [ ]                                            No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

Exhibit         Date         Description of Exhibit
-------         ----         ----------------------

   1          08/16/2003     Crosswave issues a statement

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Crosswave Communications Inc.


Date: August 16, 2003         By: /s/ Suzuki Koichi
                                  -------------------------------
                                      Suzuki Koichi
                                      President

EXHIBIT

                          Crosswave issues a statement


    TOKYO--(BUSINESS WIRE)--Aug. 16, 2003--Crosswave Communications, Inc. (Crosswave, NASDAQ: CWCI), today issued a statement about a comment attributed to an analyst in a news report by Dow Jones International News on August 15, 2003. "The report indicated that Crosswave may invest in a new telecom company to be run by Ripplewood Holdings LLC (X.RPP). However, Crosswave has no plans to make any such investment," said Koichi Suzuki, President of Crosswave.

    About Crosswave

    Crosswave Communications Inc. (Crosswave, NASDAQ: CWCI) is a data communications carrier offering customers reliable and versatile broadband networks and network services, enabling them to streamline and innovate their business infrastructure. Founded in 1998 by Internet Initiative Japan (NASDAQ: IIJI), Sony Corporation (NYSE: SNE) and Toyota Motor Corporation (NYSE: TM), the Company has made groundbreaking changes in the Japanese telecommunications market by offering a completely data-centric network. Currently, 90% of the traffic on Crosswave's nationwide network infrastructure is Ethernet-based, provided mainly through its flagship, Wide-area Ethernet Platform Service. Launched in 1999, the Wide-area Ethernet Platform service introduced a brand new type of network service to the market. The Company's fully integrated data centers and other services have redefined the role of carrier services by accommodating entire corporate system requirements. With the quality of its networks and its wide-ranging value-added features, the company has been a pioneer in the development of the data communications market in Japan. The Company offers its services to a diverse base of over 400 customers including many blue-chip companies in Japan.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: Crosswave Communications Inc.
             Media/Investor Relations Office
             Hiroaki Tsuno, +81-3-5205-4580
             Fax: +81-3-5205-4581
             E-mail: ir@cwc.co.jp
             URL: http://www.cwc.co.jp/